
February 6, 2013

Via E-mail
Mr. Brian R. Evans
Chief Financial Officer
The GEO Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, Florida 33487

      Re: The Geo Group, Inc.
              Form 10-K for the Year Ended January 1, 2012
              Filed March 1, 2012
              Form 8-K
              Filed January 7, 2013
              Response dated January 25, 2013
              File No. 1-14260

Dear Mr. Evans:

We have reviewed your response letter dated January 25, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed January 7, 2013

Exhibit 99.2

1. You completed all of the necessary restructuring steps enabling you to operate in compliance with the real estate investment trust rules of the Internal Revenue Code beginning January 1, 2013, including the divestiture of the equity interests in GEO Care, Inc. We note that the GEO Care segment represented approximately 24% of total operating income from segments and 26% of total revenues for the fiscal year ended January 1, 2012. In addition, the GEO Care segment represented 26% of total segment assets at January 1, 2012. In this regard,

please tell us what consideration you gave to providing pro forma financial information reflecting the impact of the divestiture as well as the conversion to a real estate investment trust. Refer to Items 2.01 and 9.01 of the Form 8-K.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief